SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

( x ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

            For the fiscal year ended December 31, 1994
                                      -----------------

                                       OR


(  )        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from ____________ to __________

            Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  WHEELING-PITTSBURGH STEEL CORPORATION
                    401(k) RETIREMENT SAVINGS PLAN
                  1134 Market Street
                  Wheeling, WV  26003


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  WHX CORPORATION
                  110 East 59th St.
                  New York, NY  10022

                      WHEELING-PITTSBURGH STEEL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

                 FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

                           DECEMBER 31, 1994 AND 1993

                      WHEELING-PITTSBURGH STEEL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

                           DECEMBER 31, 1994 AND 1993



            INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION




                                                                        Page

Report of Independent Accountants                                         1

Statement of Net Assets Available for Plan Benefits                      3-4

Statement of Changes in Net Assets Available for Plan Benefits           5-6

Notes to Financial Statements                                            7-11

Additional Information*

Schedule I - Schedule of Assets Held for Investment Purposes             12

Schedule II - Schedule of Reportable Transactions                        13



*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                              PRICE WATERHOUSE LLP


                        Report of Independent Accountants




June 9, 1995

To the Participants and Administrator
of the Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for Plan benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 1994 and 1993 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our report dated September 9, 1994, we were unable to, and did not, express an opinion on the 1993 financial statements because, at the instruction of the Plan administrator, we did not perform any auditing procedures with respect to the information summarized in Note 6. In conjunction with our audit of the 1994 financial statements, the Plan administrator instructed us to perform, and we did perform, an audit of the 1993 financial statements in accordance with generally accepted auditing standards. Accordingly, we are now able to express an opinion on the 1993 financial statements.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets of the Plan as of December 31, 1994, and 1993 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

To the Participants and Administrator
Page 2
June 9, 1995




Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The fund information in the statements of net assets available for Plan benefits and the statements of changes in net assets available for Plan benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP

                      WHEELING-PITTSBURGH STEEL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION
                                DECEMBER 31, 1994

                                                                                                                 Non-
                                                                                                             Participant
                                                          Participant Directed                                 Directed
                         ---------------------------------------------------------------------------------   -----------
                                                             Mutual Funds
                                       -----------------------------------------------------
                         Collective                                                            Participant       WHX
                           Trust                                 New Dimension      Stock         Notes         Stock
                           Funds        Fixed       Balanced        Equity          Equity      Receivable      Fund        Total
                           -----        -----       --------        ------          ------      ----------      ----        -----

ASSETS

Investments, at fair
 value (Note 4)         $1,353,805     $884,251     $1,451,448     $2,808,831     $1,220,477     $150,859     $435,270    $8,304,941


Dividend and Interest
 Income Receivable               -            -              -        131,681              -            -           30       131,711

Employer
 Contribution
 Receivable (Note 2)             -            -              -              -              -            -       62,700        62,700

Cash and cash
 equivalents                23,872       16,446         31,854         60,748         27,496            -        4,676       165,092
                        ----------     --------     ----------     ----------     ----------     --------     --------    ----------

   Total Assets          1,377,677      900,697      1,483,302      3,001,260      1,247,973      150,859      502,676     8,664,444
                        ----------     --------     ----------     ----------     ----------     --------     --------    ----------


LIABILITIES

Contribution refund
 payable (Note 2)            4,926        6,205          9,806         15,187          6,579            -            -        42,703
                        ----------     --------     ----------     ----------     ----------     --------     --------    ----------


   Total Liabilities         4,926        6,205          9,806         15,187          6,579            -            -        42,703
                        ----------     --------     ----------     ----------     ----------     --------     --------    ----------

Net Assets Available
 for Plan Benefits      $1,372,751     $894,492     $1,473,496     $2,986,073     $1,241,394     $150,859     $502,676    $8,621,741
                        ==========     ========     ==========     ==========     ==========     ========     ========    ==========


The accompanying notes are an integral part of the financial statements.

                      WHEELING-PITTSBURGH STEEL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                              WITH FUND INFORMATION

                                DECEMBER 31, 1993





                                                                      Mutual Funds
                                                     -------------------------------------------------
                                      Collective                                                           Participant
                                         Trust                                New Dimension     Stock         Notes
                                         Funds         Fixed      Balanced       Equity         Equity     Receivable     Total
                                         -----         -----      --------       ------         ------     ----------     -----
ASSETS

Investments, at fair value
 (Note 4)                              $  834,498   $  820,981   $1,092,461     $2,204,219   $  873,651   $   82,515   $5,908,325

Cash                                       13,989       14,587       20,966         46,644       18,023         --        114,209
                                       ----------   ----------   ----------     ----------   ----------   ----------   ----------

  Total Assets                            848,487      835,568    1,113,427      2,250,863      891,674       82,515    6,022,534
                                       ----------   ----------   ----------     ----------   ----------   ----------   ----------


LIABILITIES

Contribution refund
 payable (Note 2)                           4,356        7,326        7,587          9,916        6,578         --         35,763
                                       ----------   ----------   ----------     ----------   ----------   ----------   ----------

   Total Liabilities                        4,356        7,326        7,587          9,916        6,578         --         35,763
                                       ----------   ----------   ----------     ----------   ----------   ----------   ----------

Net Assets Available for
 Plan Benefits                         $  844,131   $  828,242   $1,105,840     $2,240,947   $  885,096   $   82,515   $5,986,771
                                       ==========   ==========   ==========     ==========   ==========   ==========   ==========



The accompanying notes are an integral part of the financial statements.

                      WHEELING-PITTSBURGH STEEL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1994


                                                                                                                 Non-
                                                                                                             Participant
                                                          Participant Directed                                 Directed
                         ---------------------------------------------------------------------------------   -----------
                                                             Mutual Funds
                                       -----------------------------------------------------
                         Collective                                                            Participant       WHX
                           Trust                                 New Dimension      Stock         Notes         Stock
                           Funds        Fixed       Balanced        Equity          Equity      Receivable      Fund        Total
                           -----        -----       --------        ------          ------      ----------      ----        -----

ADDITIONS:

 Investment Income:
  Net Appreciation/
  (Depreciation) in
  Fair Value of
  Investments        $    61,117   $  (108,623)  $  (166,869)  $  (214,532)  $  (170,466)         --     $  (139,580)  $  (738,953)

  Interest and
   Dividends                --          68,853       126,707       131,681       133,444          --              30       460,715

  Interest on Loans        1,335           743         1,820         3,622         1,047          --            --           8,567
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

                          62,452       (39,027)      (38,342)      (79,229)      (35,975)         --        (139,550)     (269,671)
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

 Participant
  Contributions          274,931       241,141       393,446       759,321       336,922          --            --       2,005,761

 Participant
  Rollovers               62,244        48,115       125,750       188,925        69,625          --            --         494,659

 Employer
  Contributions             --            --            --            --            --            --         642,851       642,851

 Loans to
  Participants           (34,078)       (8,780)      (24,417)      (49,328)       (8,297)      124,900          --            --

 Interfund
  Transfers              183,197      (137,111)      (28,809)      (33,602)       16,325          --            --            --
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

   Total Additions       548,746       104,338       427,628       786,087       378,600       124,900       503,301     2,873,600
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

DEDUCTIONS:

 Participant
  Benefits                25,644        37,417        60,442        48,326        23,473          --             625       195,927

 Participant
  Contribution
  Refunds                  4,926         6,205         9,806        15,187         6,579          --            --          42,703

 Repayments on
  Loans                  (10,444)       (5,534)      (10,276)      (22,552)       (7,750)       56,556          --            --
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

   Total Deductions       20,126        38,088        59,972        40,961        22,302        56,556           625       238,630
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

 Net Increase            528,620        66,250       367,656       745,126       356,298        68,344       502,676     2,634,970

 Net Assets at
  Beginning
  of Year                844,131       828,242     1,105,840     2,240,947       885,096        82,515          --       5,986,771
                     -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

 Net Assets at
  End of Year        $ 1,372,751   $   894,492   $ 1,473,496   $ 2,986,073   $ 1,241,394   $   150,859   $   502,676   $ 8,621,741
                     ===========   ===========   ===========   ===========   ===========   ===========   ===========   ===========




The accompanying notes are an integral part of the financial statements.

                      WHEELING-PITTSBURGH STEEL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                     FOR PLAN BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1993

                                                                           Mutual Funds
                                                          -------------------------------------------------
                                           Collective                                                         Participant
                                              Trust                                 New Dimension   Stock        Notes
                                              Funds      Fixed        Balanced        Equity        Equity     Receivable     Total
                                              -----      -----        --------        ------        ------     ----------     -----

ADDITIONS:

 Investment Income:
  Net Appreciation in Fair
  Value of Investments                    $  45,820    $  26,315    $    24,125    $   133,290    $  15,496        --     $  245,046

  Dividends                                    --         59,842         95,833        105,986       96,640        --        358,301

  Interest on Loans                             941          462          1,058          1,280          607        --          4,348
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

                                             46,761       86,619        121,016        240,556      112,743        --        607,695
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

 Participant Contributions                  191,374      178,948        260,528        515,246      224,368        --      1,370,464

 Participant Rollovers                       24,852       12,467         19,972         65,101       10,181        --        132,573

 Loans to Participants                       (3,376)      (6,320)       (19,639)       (32,332)     (14,933)     76,600         --

 Interfund Transfers                       (120,449)       6,255         26,515         72,481       15,198        --           --
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

 Total Additions                            139,162      277,969        408,392        861,052      347,557      76,600    2,110,732
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

DEDUCTIONS:

 Participant Benefits                       135,600      102,411         53,782         65,781       60,050        --        417,624

 Participant Contribution
  Refunds                                     4,356        7,326          7,587          9,916        6,578        --         35,763

 Repayments on Loans                         (9,437)      (3,054)        (6,568)        (8,979)      (4,784)     32,822         --
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

 Total Deductions                           130,519      106,683         54,801         66,718       61,844      32,822      453,387
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

 Net Increase                                 8,643      171,286        353,591        794,334      285,713      43,778    1,657,345

 Net Assets at
  Beginning of Year                         835,488      656,956        752,249      1,446,613      599,383      38,737    4,329,426
                                          ---------    ---------    -----------    -----------    ---------    --------   ----------

 Net Assets at
  End of Year                             $ 844,131    $ 828,242    $ 1,105,840    $ 2,240,947    $ 885,096    $ 82,515   $5,986,771
                                          =========    =========    ===========    ===========    =========    ========   ==========



The accompanying notes are an integral part of the financial statements.

                      WHEELING-PITTSBURGH STEEL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993


NOTE 1 - PLAN FORMATION

The  Wheeling-Pittsburgh  Steel Corporation  401(k) Retirement Savings Plan (the
Plan) became effective July 1, 1990 and is intended to provide retirement savings benefits for employees of the Wheeling-Pittsburgh Steel Corporation (the Corporation) not covered by a Bargaining agreement.

NOTE 2 - DESCRIPTION OF THE PLAN

The following description of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for more complete description of the Plan's provisions.

GENERAL

The Plan is a 401(k) savings plan within the meaning of Section 401(a) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PARTICIPANT CONTRIBUTIONS

Each month the Corporation deposits cash to the Plan based on deductions from the employees' pre-tax base pay. Contributions vary according to the employee percent of contribution and may be changed at the discretion of the employee. This Plan is voluntary and all contributions to the Plan are made by the employee on a pre-tax basis.

PARTICIPANT ROLLOVERS

Participant rollovers represent transfers of cash or other property from other qualified plans.

EMPLOYER CONTRIBUTIONS

As further discussed in Note 5, the Corporation provides a matching contribution in the amount of 50% of the first 6% of the employee pretax contributions in the form of WHX common stock.

CONTRIBUTIONS - REFUNDS

At the end of each year, the Plan must meet a special annual nondiscrimination test. In applying this test, certain employees' contributions are higher than the percentage allowed, therefore these employees are refunded that portion of their yearly contribution. This amounted to $42,703 for 1994 and $35,763 for 1993.

PARTICIPANT ACCOUNTS

Each Participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan Income. Allocations are based on participants account balance as a percentage of the total account balance. Investments from employee contributions in the Plan are participant directed. Investments from employee and employer contributions are stated at fair market value in the financial statements based on quoted prices in the active market.

VESTING

All contributions are immediately vested.

TRANSFER RESTRICTION

Participants may elect to transfer Employer Contributions out of the WHX Common Stock Fund to other investment funds under the Plan only after two years have passed since the Employer Contribution was deposited into the Fund. Participants are prohibited from requesting a transfer to the WHX Common Stock Fund from other investments under the Plan.

DISTRIBUTIONS TO PARTICIPANTS

The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions to participants payable at December 31, 1994 and December 31, 1993.

LOANS TO PARTICIPANTS

In general, loans may be made to any active participant at a maximum of the lesser of 50 percent of the participant's account balance or $50,000. The loans are secured by the balance in the participants accounts and bear interest at a rate of prime plus one percent. Participant repayment is usually within five years.

NOTE 3 - SUMMARY OF ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENTS

Plan investments are stated at fair value, as determined by quoted market prices.

CONTRIBUTIONS

All contributions are recorded in the period during which the company makes payroll deductions from the Plan participant's earnings.

PAYMENT OF BENEFITS

Benefits are recorded when paid.


NOTE 4 - INVESTMENTS

The Plan's investments are held in trust by the American Express Trust Company. The following table presents the Plan's investments.
                                                               December 31,
                                                            -----------------
                                                            1994         1993
                                                            ----         ----
Investments at Fair Value as Determined
by Quoted Market Price

MUTUAL FUNDS:

IDS Selective Fund A
104,238 and 85,403 shares, respectively                  $  884,251   $  820,981

IDS Mutual Fund A
131,698 and 87,656 shares, respectively                   1,451,448    1,092,461

IDS New Dimensions Fund A
211,365 and 153,711 shares, respectively                  2,808,831    2,204,219

IDS Stock Fund A
71,641 and 44,314 shares, respectively                    1,220,477      873,651

COLLECTIVE TRUST FUNDS:

American Express Trust Collective Income Fund II
92,949 and 60,581 shares, respectively                    1,353,805      834,498

COMMON STOCK:

WHX Corporation, Common Stock
32,851 and 0 shares, respectively                           435,270         --
                                                         ----------   ----------

Total Investments at Fair Value
as Determined by Quoted Market Price                     $8,154,082   $5,825,810
                                                         ----------   ----------

Investments at Fair Value:

Participant Loans                                           150,859       82,515
                                                         ----------   ----------

Total Investments                                        $8,304,941   $5,908,325
                                                         ==========   ==========

During  1994 and 1993,  the plan's  investments  (including  gains and losses on
investments  sold  during  the  year)   appreciated/(depreciated)  in  value  by
($738,953) and $245,046 respectively, as follows:
                                                         Year Ended December 31,
                                                           1994            1993
                                                           ----            ----
Investments at Fair Value as Determined
by Quoted Market Price

MUTUAL FUNDS:

IDS Selective Fund A                                      $(108,623)    $ 26,315
IDS Mutual Fund A                                          (166,869)      24,125
IDS New Dimensions Fund A                                  (214,532)     133,290
IDS Stock Fund A                                           (170,466)      15,496
                                                          ---------     --------

                                                           (660,490)     199,226
                                                          ---------     --------

COLLECTIVE TRUST FUNDS:

American Express Trust Collective Income Fund II             61,117       45,820
                                                          ---------     --------

COMMON STOCK:

WHX Corporation, Common Stock                              (139,580)        --
                                                          ---------     --------

Net Change in Fair Value                                  $(738,953)    $245,046
                                                          =========     ========

NOTE 5 - PLAN AMENDMENT

An amendment to the Plan was effected on July 28, 1994 and is retroactive to January 1, 1994. The amendment provides for a Corporation matching contribution in the amount of 50% of the first 6% of employee pretax contributions in the form of WHX common stock to the WHX Common Stock Fund.

NOTE 6 - CERTIFIED FINANCIAL DATA

The following is a summary of the Plan's 1993 financial information and data certified by the American Express Trust Company (formerly IDS Bank & Trust Company) as complete and accurate in accordance with Section 2520.103-5 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                                              December 31, 1993
                                                              -----------------
ASSETS:

Investments at Fair Value As Determined
 by Quoted Market Price                                          $5,825,810
Investments at Fair Value                                            82,515
Cash                                                                114,209
                                                                 ----------

Total Assets                                                     $6,022,534
                                                                 ==========

INVESTMENT INCOME:
                                                    Year Ended December 31,
                                                             1993
                                                             ----
Net Appreciation Fair Value
 of Investments                                            $245,046

Interest and Dividends                                      362,649
                                                           --------

Total Investment Income                                    $607,695
                                                           ========


NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants shall remain 100% vested in their accounts.

NOTE 8 - INTERNAL REVENUE SERVICE (IRS) DETERMINATION LETTER

The Internal Revenue Service has determined and informed the Corporation by letter dated January 9, 1995, that the plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The determination letter is applicable for the amendment adopted on July 28, 1994.

                                                          ADDITIONAL INFORMATION
                                                                      SCHEDULE 1


                      WHEELING-PITTSBURGH STEEL CORPORATION

                         401(k) RETIREMENT SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1994

=====================================================================================================================
  Identity of issue,               Description of investment                         Cost                 Current
  borrower, lessor               including maturity date, rate                                             Value
  or similar party               of interest, collateral, par or
                                       maturity value
=====================================================================================================================
American Express               American Express Trust                              $1,355,018            $1,353,805
Trust Co.                      Collective Income Fund II,
                               92,949 shares
- ---------------------------------------------------------------------------------------------------------------------
American Express               IDS Selective Fund A, 104,238                         $949,083              $884,251
Trust Co.                      shares
- ---------------------------------------------------------------------------------------------------------------------
American Express               IDS Mutual Fund A, 131,698                          $1,594,746            $1,451,448
Trust Co.                      shares
- ---------------------------------------------------------------------------------------------------------------------
American Express               IDS New Dimensions Fund A,                          $2,799,640            $2,808,831
Trust Co.                      211,365 shares
- ---------------------------------------------------------------------------------------------------------------------
American Express               IDS Stock Fund A, 71,641                            $1,385,238            $1,220,477
Trust Co.                      shares
- ---------------------------------------------------------------------------------------------------------------------
WHX Corp.*                     Common Stock, 32,851 shares                           $574,850              $435,270
- ---------------------------------------------------------------------------------------------------------------------
N/A                            Participant Loans                                     $150,859              $150,859
=====================================================================================================================


* Party-in-Interest

                                                          ADDITIONAL INFORMATION
                                                                     SCHEDULE II



                      WHEELING-PITTSBURGH STEEL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

          ITEM 27(d) - TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                                Current
                                                                                                                 Value
                                                                                                                   of
                                                                                           Expense               Asset
                                                     Number                                Incurred               on
                                                       of                                    with                Trans-       Net
                                Description          Trans-     Purchase  Selling  Lease    Trans-   Cost of     action     Gain or
     Party Involved             of Assets            actions     Price     Price   Rental  actions    Asset      Date        (Loss)
     --------------             ---------            -------     -----     -----   ------  -------    -----      ----        ------

American Express Trust Co.      IDS Mutual Fund A      77        697,018      -        -       -       697,018    697,018       -


American Express Trust Co.      IDS New Dimensions     90      1,071,923      -        -       -     1,071,923  1,071,923       -
                                Fund A

American Express Trust Co.      IDS Stock Fund A       78        594,968      -        -       -       594,968    594,968       -

American Express Trust Co.      American Express
                                Trust Collective
                                Income Fund II         76        648,564      -        -       -       648,564    648,564       -

                                       13

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


      WHEELING-PITTSBURGH STEEL CORPORATION 401(k) RETIREMENT SAVINGS PLAN
      --------------------------------------------------------------------
                                 (Name of Plan)





Date: June 21, 1995         By: /s/ John W. Testa
                                ----------------------------------------------
                                John W. Testa
                                Vice President - Secretary & Treasurer
                                Chairman-Wheeling-Pittsburgh Steel Corporation
                                Retirement Committee

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (no. 33-54801) of our report dated June 9, 1995 appearing on Page 1 of the Annual Report of the Wheeling-Pittsburgh 401(k) Retirement Plan on Form 11-K for the year ended December 31, 1994.




Price Waterhouse LLP
Pittsburgh, PA
June 21, 1995